Exhibit 99.1

ASUR Announces Total Passenger Traffic for October 2022

Compared to October 2019, passenger traffic increased by 40.7% in Colombia, 30.3% in Mexico and 11.1% in Puerto Rico

MEXICO CITY, Nov. 7, 2022 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for October 2022 reached a total of 5.4 million passengers, 29.9% above the levels reported in October 2019.

Compared to October 2019, passenger traffic increased by 40.7% in Colombia, 30.3% in Mexico and Puerto Rico by 11.1%. Passenger traffic growth in Colombia and Mexico was mainly driven by international traffic and in Puerto Rico by domestic traffic.

This announcement reflects comparisons between the periods October 1 through October 31, 2022, 2021 and 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
		October		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	2,478,834	2,603,962	3,231,109	24.1	30.3	28,262,695	22,937,125	32,203,025	40.4	13.9
Domestic Traffic	1,417,569	1,397,246	1,744,724	24.9	23.1	13,784,943	12,073,842	15,113,944	25.2	9.6
International Traffic	1,061,265	1,206,716	1,486,385	23.2	40.1	14,477,752	10,863,283	17,089,081	57.3	18.0
San Juan, Puerto Rico	658,632	753,623	731,835	(2.9)	11.1	7,730,812	7,929,015	8,446,828	6.5	9.3
Domestic Traffic	595,129	699,807	666,465	(4.8)	12.0	6,910,267	7,511,733	7,707,810	2.6	11.5
International Traffic	63,503	53,816	65,370	21.5	2.9	820,545	417,282	739,018	77.1	(9.9)
Colombia	1,037,040	1,137,858	1,459,510	28.3	40.7	9,844,591	8,058,232	13,507,777	67.6	37.2
Domestic Traffic	886,874	969,903	1,209,483	24.7	36.4	8,344,540	6,881,661	11,266,321	63.7	35.0
International Traffic	150,166	167,955	250,027	48.9	66.5	1,500,051	1,176,571	2,241,456	90.5	49.4
Total Traffic	4,174,506	4,495,443	5,422,454	20.6	29.9	45,838,098	38,924,372	54,157,630	39.1	18.1
Domestic Traffic	2,899,572	3,066,956	3,620,672	18.1	24.9	29,039,750	26,467,236	34,088,075	28.8	17.4
International Traffic	1,274,934	1,428,487	1,801,782	26.1	41.3	16,798,348	12,457,136	20,069,555	61.1	19.5

Mexico Passenger Traffic
			October		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,417,569	1,397,246	1,744,724	24.9	23.1	13,784,943	12,073,842	15,113,944	25.2	9.6
CUN	Cancun	758,707	839,056	1,010,502	20.4	33.2	7,462,241	7,381,467	8,687,227	17.7	16.4
CZM	Cozumel	11,085	17,478	17,222	(1.5)	55.4	158,887	138,862	148,660	7.1	(6.4)
HUX	Huatulco	57,042	58,929	75,147	27.5	31.7	632,923	504,021	727,229	44.3	14.9
MID	Merida	220,763	181,392	279,649	54.2	26.7	2,104,421	1,455,833	2,225,002	52.8	5.7
MTT	Minatitlan	12,173	7,597	8,522	12.2	(30.0)	117,488	76,017	82,750	8.9	(29.6)
OAX	Oaxaca	96,280	74,937	102,977	37.4	7.0	836,528	619,962	876,949	41.5	4.8
TAP	Tapachula	30,110	36,346	41,408	13.9	37.5	299,979	325,602	395,622	21.5	31.9
VER	Veracruz	125,608	94,920	108,180	14.0	(13.9)	1,161,016	817,091	1,010,657	23.7	(13.0)
VSA	Villahermosa	105,801	86,591	101,117	16.8	(4.4)	1,011,460	754,987	959,848	27.1	(5.1)
International Traffic		1,061,265	1,206,716	1,486,385	23.2	40.1	14,477,752	10,863,283	17,089,081	57.3	18.0
CUN	Cancun	1,011,657	1,141,366	1,404,465	23.1	38.8	13,682,731	10,203,634	16,126,304	58.0	17.9
CZM	Cozumel	14,750	22,174	30,082	35.7	103.9	301,342	281,332	400,649	42.4	33.0
HUX	Huatulco	1,943	1,448	1,435	(0.9)	(26.1)	109,602	20,421	66,534	225.8	(39.3)
MID	Merida	14,529	16,147	23,892	48.0	64.4	171,793	153,079	216,651	41.5	26.1
MTT	Minatitlan	441	442	560	26.7	27.0	6,428	4,923	10,101	105.2	57.1
OAX	Oaxaca	10,137	11,378	15,917	39.9	57.0	119,286	94,240	157,121	66.7	31.7
TAP	Tapachula	637	2,541	760	(70.1)	19.3	10,932	12,659	11,544	(8.8)	5.6
VER	Veracruz	5,378	6,613	7,347	11.1	36.6	57,727	65,791	77,664	18.0	34.5
VSA	Villahermosa	1,793	4,607	1,927	(58.2)	7.5	17,911	27,204	22,513	(17.2)	25.7
Total Traffic		2,478,834	2,603,962	3,231,109	24.1	30.3	28,262,695	22,937,125	32,203,025	40.4	13.9
CUN	Cancun	1,770,364	1,980,422	2,414,967	21.9	36.4	21,144,972	17,585,101	24,813,531	41.1	17.3
CZM	Cozumel	25,835	39,652	47,304	19.3	83.1	460,229	420,194	549,309	30.7	19.4
HUX	Huatulco	58,985	60,377	76,582	26.8	29.8	742,525	524,442	793,763	51.4	6.9
MID	Merida	235,292	197,539	303,541	53.7	29.0	2,276,214	1,608,912	2,441,653	51.8	7.3
MTT	Minatitlan	12,614	8,039	9,082	13.0	(28.0)	123,916	80,940	92,851	14.7	(25.1)
OAX	Oaxaca	106,417	86,315	118,894	37.7	11.7	955,814	714,202	1,034,070	44.8	8.2
TAP	Tapachula	30,747	38,887	42,168	8.4	37.1	310,911	338,261	407,166	20.4	31.0
VER	Veracruz	130,986	101,533	115,527	13.8	(11.8)	1,218,743	882,882	1,088,321	23.3	(10.7)
VSA	Villahermosa	107,594	91,198	103,044	13.0	(4.2)	1,029,371	782,191	982,361	25.6	(4.6)

US Passenger Traffic, San Juan Airport (LMM)
		October		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	658,632	753,623	731,835	(2.9)	11.1	7,730,812	7,929,015	8,446,828	6.5	9.3
Domestic Traffic	595,129	699,807	666,465	(4.8)	12.0	6,910,267	7,511,733	7,707,810	2.6	11.5
International Traffic	63,503	53,816	65,370	21.5	2.9	820,545	417,282	739,018	77.1	(9.9)

Colombia Passenger Traffic Airplan
			October		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		886,874	969,903	1,209,483	24.7	36.4	8,344,540	6,881,661	11,266,321	63.7	35.0
MDE	Rionegro	637,699	700,970	889,951	27.0	39.6	6,047,231	4,794,845	8,340,340	73.9	37.9
EOH	Medellin	96,810	104,484	116,653	11.6	20.5	898,458	797,460	1,044,675	31.0	16.3
MTR	Monteria	89,871	109,635	142,732	30.2	58.8	824,442	842,385	1,299,393	54.3	57.6
APO	Carepa	21,434	22,696	22,575	(0.5)	5.3	184,821	175,877	222,202	26.3	20.2
UIB	Quibdo	33,932	28,764	35,823	24.5	5.6	313,104	239,780	308,067	28.5	(1.6)
CZU	Corozal	7,128	3,354	1,749	(47.9)	(75.5)	76,484	31,314	51,644	64.9	(32.5)
International Traffic		150,166	167,955	250,027	48.9	66.5	1,500,051	1,176,571	2,241,456	90.5	49.4
MDE	Rionegro	150,166	167,955	250,027	48.9	66.5	1,500,051	1,176,571	2,241,456	90.5	49.4
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Total Traffic		1,037,040	1,137,858	1,459,510	28.3	40.7	9,844,591	8,058,232	13,507,777	67.6	37.2
MDE	Rionegro	787,865	868,925	1,139,978	31.2	44.7	7,547,282	5,971,416	10,581,796	77.2	40.2
EOH	Medellin	96810	104,484	116,653	11.6	20.5	898,458	797,460	1,044,675	31.0	16.3
MTR	Monteria	89,871	109,635	142,732	30.2	58.8	824,442	842,385	1,299,393	54.3	57.6
APO	Carepa	21,434	22,696	22,575	(0.5)	5.3	184,821	175,877	222,202	26.3	20.2
UIB	Quibdo	33,932	28,764	35,823	24.5	5.6	313,104	239,780	308,067	28.5	(1.6)
CZU	Corozal	7,128	3,354	1,749	(47.9)	(75.5)	76,484	31,314	51,644	64.9	(32.5)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR: Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group: Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com